WINTRUST FINANCIAL CORPORATION
9700 W. Higgins Road, Suite 800
Rosemont, Illinois 60018

August 1, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: David Lin

Re:                             Wintrust Financial Corporation
Registration Statement on Form S-4
File No. 333-232581

Dear Mr. Lin:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Wintrust Financial Corporation, an Illinois corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause acceleration of effectiveness of the Registrant’s Registration Statement on Form S-4 (File No. 333-232581), as amended, to 4:00 p.m. Eastern Time on Monday, August 5, 2019 or as soon as practicable thereafter.

The Registrant hereby authorizes Pran Jha of Sidley Austin LLP to orally modify or withdraw this request for acceleration.

Please contact Pran Jha of Sidley Austin LLP at (312) 853-4161 or pjha@sidley.com when this request for acceleration has been granted and with any questions or concerns regarding this matter.

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Very truly yours,

WINTRUST FINANCIAL CORPORATION

By:	/s/ Kathleen M. Boege
Name:	Kathleen M. Boege
Title:	Executive Vice President, General Counsel and Corporate Secretary

cc:                                Pran Jha, Sidley Austin LLP

Dennis R. Wendte, Barack Ferrazzano Kirschbaum & Nagelberg